Exhibit 99.2

Reconciliation between U.S. GAAP and International Financial Reporting Standards

Ernst & Young was engaged by the Company to conduct limited assurance engagement in accordance with International Standards on Assurance Engagements 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information(“ISAE 3000 (Revised)”) issued by the International Auditing and Assurance Standards Board (IAASB) on the ‘Reconciliation between U.S. GAAP and IFRS Accounting Standards (the “IFRSs”) as set out on pages [ ] to [ ] of the 2025 Second Quarter Results (together, the “GAAP Difference Reconciliation”).

Ernst & Young’s engagement did not involve independent examination of any of the underlying financial information. The work carried out in accordance with ISAE 3000 (Revised) is different in scope from an audit or a review conducted in accordance with International Standards on Auditing or International Standards on Review Engagements issued by the IAASB and consequently, Ernst & Young did not express an audit opinion nor a review conclusion on the GAAP Difference Reconciliation. Ernst & Young’s engagement was intended solely for the use of the Directors in connection with the above purpose for this 2025 Second Quarter Results and may not be suitable for another purpose.

The procedures performed by Ernst & Young were based on their professional judgment, having regard to their understanding of the management’s process on preparing the GAAP Difference Reconciliation, nature, business performance and financial information of the Company and its subsidiaries (“the Group”). Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the relevant financial information in the columns “Amounts as reported under U.S. GAAP” as disclosed in the GAAP Difference Reconciliation with the respective line items in the Group’s unaudited interim condensed consolidated statement of income for the six months ended June 30, 2025 and the unaudited condensed consolidated balance sheet as at June 30, 2025 (the “Interim Financial Statements”) prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), as appropriate;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting treatments according to the Company’s accounting policies in accordance with the U.S. GAAP and IFRSs, and the evidence supporting the IFRS adjustments made in the GAAP Difference Reconciliation in arriving at the “Amounts under IFRSs” as disclosed in the GAAP Difference Reconciliation; and

(iii)	Checking the arithmetic accuracy of the computation of the Group’s financial information in the columns “Amounts under IFRSs” as disclosed in the GAAP Difference Reconciliation.

The procedures performed by Ernst & Young in this limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Ernst & Young do not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Ernst & Young has concluded that nothing has come to their attention that causes them to believe:

(i)

the amounts in the columns “Amounts as reported under U.S. GAAP” as disclosed in the GAAP Difference Reconciliation for the six months ended June 30, 2025 are not, in agreement with the respective line items in the Interim Financial Statements prepared in accordance with the U.S. GAAP;

(ii)

the IFRSs adjustments as disclosed in the GAAP Difference Reconciliation, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the U.S. GAAP and the IFRSs of the relevant period; and

(iii)	the computation of the amounts in the columns “Amounts under IFRSs” as disclosed in the GAAP Difference Reconciliation are not arithmetically accurate.

Reconciliation of Condensed Consolidated Statements of Income (Extract)

		For the six months ended June 30, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Investments in debt investments	Investments measured at fair value	Equity method investments	Operating leases	Redeemable preferred shares	Share-based compensation	Convertible senior notes	Amounts under IFRSs
		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	(Note (vi))	(Note (vii))
	(RMB in millions)
Cost of revenues	31,689	—	—	—	(139)	—	(24)	—	31,526
Selling, general and administrative	11,075	—	—	—	(5)	—	(92)	—	10,978
Research and development	11,252	—	—	—	(44)	—	(202)	—	11,006
Other income (loss):
- Interest income	4,084	(1,245)	—	—	—	—	—	—	2,839
- Interest expense	(1,508)	—	—	—	(158)	—	—	461	(1,205)
- Others(1)	(1,053)	1,110	(286)	3,087	—	475	—	217	3,550

Income before income taxes	13,445	(135)	(286)	3,087	30	475	318	678	17,612
Income taxes	2,014	(11)	(102)	(5)	8	(45)	—		1,859

Net income	11,431	(124)	(184)	3,092	22	520	318	678	15,753
Less: net income (loss) attributable to noncontrolling interests	495	—	(94)	—	(2)	1	16	371	787

Net income attributable to Baidu, Inc.	10,936	(124)	(90)	3,092	24	519	302	307	14,966

Reconciliation of Condensed Consolidated Statements of Income (Extract)

		For the six months ended June 30, 2025
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Investments in debt investments	Investments measured at fair value	Equity method investments	Operating leases	Redeemable preferred shares	Share-based compensation	Convertible senior notes	Amounts under IFRSs
		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	(Note (vi))	(Note (vii))
	(RMB in millions)
Cost of revenues	35,844	—	—	—	(73)	—	(19)	—	35,752
Selling, general and administrative	11,873	—	—	—	(6)	—	(52)	—	11,815
Research and development	9,663	—	—	—	(16)	—	(109)	—	9,538
Other income (loss):
- Interest income	4,621	(1,386)	—	—	—	—	—	—	3,235
- Interest expense	(1,502)	—	—	—	(149)	—	—	362	(1,289)
- Others(1)	7,062	1,591	(106)	37	—	186	—	(347)	8,423

Income before income taxes	17,135	205	(106)	37	(54)	186	180	15	17,598
Income taxes	2,058	17	(9)	(5)	(8)	(7)	—	—	2,046

Net income	15,077	188	(97)	42	(46)	193	180	15	15,552
Less: net income attributable to noncontrolling interests	38	—	(47)	—	(1)	—	25	8	23

Net income attributable to Baidu, Inc.	15,039	188	(50)	42	(45)	193	155	7	15,529

(1)	“Others” represents net of “Others, net” and “Share of losses from equity method investments” as reported under U.S. GAAP.

Reconciliation of Consolidated Balance Sheets (Extract)

		As of December 31, 2024
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Investments in debt investments	Investments measured at fair value	Equity method investments	Operating leases	Redeemable preferred shares	Share-Based compensation	Convertible senior notes	Amounts under IFRSs
		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	(Note (vi))	(Note (vii))
	(RMB in millions)
Short-term investments, net	102,608	105	—	—	—	—	—	—	102,713
Long-term investments, net	41,721	—	653	(1,021)	—	—	—	—	41,353
Long-term time deposits and held-to-maturity investments	98,535	86	—	—	—	—	—	—	98,621
Operating lease right-of-use assets	10,898	—	—	—	(136)	—	—	—	10,762
Deferred tax assets, net	2,193	—	—	—	10	—	17	—	2,220

Total assets	427,780	191	653	(1,021)	(126)	—	17	—	427,494

Convertible senior notes	8,593	—	—	—	—	—	—	(682)	7,911
Redeemable preferred shares	—	—	—	—	—	7,752	—	—	7,752
Deferred tax liabilities	3,870	28	29	(16)	—	(23)	—	—	3,888

Total liabilities	144,168	28	29	(16)	—	7,729	—	(682)	151,256

Redeemable noncontrolling interests	9,870	—	—	—	—	(9,870)	—	—	—
Total Baidu, Inc. shareholders’ equity	263,620	163	405	(1,005)	(92)	1,955	17	308	265,371
Noncontrolling interests	10,122	—	219	—	(34)	186	—	374	10,867

Total equity	273,742	163	624	(1,005)	(126)	2,141	17	682	276,238

Reconciliation of Consolidated Balance Sheets (Extract)

		As of June 30, 2025
		IFRS adjustments
	Amounts as reported under U.S. GAAP	Investments in debt investments	Investments measured at fair value	Equity method investments	Operating leases	Redeemable preferred shares	Share-Based compensation	Convertible senior notes	Amounts under IFRSs
		(Note (i))	(Note (ii))	(Note (iii))	(Note (iv))	(Note (v))	(Note (vi))	(Note (vii))
	(RMB in millions)
Short-term investments, net	93,926	300	—	—	—	—	—	—	94,226
Long-term investments, net	45,103	—	540	(1,033)	—	—	—	—	44,610
Long-term time deposits and held-to-maturity investments	110,123	96	—	—	—	—	—	—	110,219
Operating lease right-of-use assets	10,682	—	—	—	(192)	—	—	—	10,490
Deferred tax assets, net	2,352	—	—	—	19	—	17	—	2,388

Total assets	450,569	396	540	(1,033)	(173)	—	17	—	450,316

Convertible senior notes	8,223	—	—	—	—	—	—	(681)	7,542
Redeemable preferred shares	—	—	—	—	—	9,701	—	—	9,701
Deferred tax liabilities	4,196	45	18	(21)	—	(4)	—	—	4,234

Total liabilities	152,657	45	18	(21)	—	9,697	—	(681)	161,715

Redeemable noncontrolling interests	12,652	—	—	—	—	(12,652)	—	—	—
Total Baidu, Inc. shareholders’ equity	275,057	351	318	(1,012)	(137)	2,768	17	307	277,669
Noncontrolling interests	10,203	—	204	—	(36)	187	—	374	10,932

Total equity	285,260	351	522	(1,012)	(173)	2,955	17	681	288,601

Notes:

(i) Investments in debt investments

Under U.S. GAAP, the classification and measurement of debt investments are based on the entity’s investment intent. Debt investments that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity (HTM) investments and stated at amortized cost less allowance for credit losses. Debt investments that are bought and held principally for the purpose of selling them in the near term are classified as trading investments and measured at fair value through profit or loss. Debt investments that are not classified as trading or as HTM are classified as available-for-sale (AFS) investments and measured at fair value with unrealized gains and losses recorded in other comprehensive income (loss).

Under IFRSs, the classification and measurement of debt instruments, depends on the instrument’s contractual cash flow (CCF) characteristics and the business model under which they are managed. The assessment of the CCF determines whether the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Debt investments are measured at amortized cost if they pass the CCF characteristics test and are held with the objective of collecting CCF. Debt investments are measured at fair value through other comprehensive income (loss) if they pass the CCF characteristics test and are held with the objective of both collecting CCF and selling financial assets. Debt investments that are not measured at amortized cost or fair value through other comprehensive income (loss) is measured at fair value through profit or loss. Therefore, adjustments were made to the debt investments that should be classified as fair value through profit or loss because they did not meet CCF under IFRSs.

(ii) Investments measured at fair value

Under U.S. GAAP, for equity investments without readily determinable fair value and do not qualify for the net asset value per share practical expedient, the Group elects to use the measurement alternative to measure these investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

Available-for-sale debt investments are convertible debt instruments and investments in preferred shares that are currently redeemable at the Group’s option. Under U.S. GAAP, these available-for-sale debt investments are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

Under IFRSs, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss.

(iii) Equity method investments

The Group as the investor recorded its share of earnings or losses from its equity method investees in accordance with U.S. GAAP. Under IFRSs, the accounting policies of the equity method investees must be the same as those of the investor. Therefore, adjustments were made to the Group’s share of earnings or losses of the investees, from U.S. GAAP to IFRSs, for the IFRS reconciliation.

(iv) Operating leases

Under U.S. GAAP, at lease commencement date, the Group classifies a lease as a finance lease or an operating lease. For operating leases, the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement date, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP generally results in expenses being incurred on a straight- line basis over the lease term.

Under IFRSs, all leases are accounted for similar to finance leases under U.S. GAAP where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses towards the end of the lease term.

(v) Redeemable preferred shares

Under U.S. GAAP, the Group classified the redeemable preferred shares in redeemable noncontrolling interests (mezzanine-equity), in the consolidated balance sheets, initially recorded at fair value, net of issuance costs. The Group elects to use the effective interest method to account for the changes of redemption value over the period from the date of issuance to the earliest redemption date of the preferred shares.

Under IFRSs, these investments were classified as financial liabilities at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss. The amounts of changes in fair value of the redeemable preferred shares that were attributed to changes in credit risk of the redeemable preferred shares were recognized in other comprehensive income (loss).

(vi) Share-based compensation

Under U.S. GAAP, the Group elects to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance obligations. Under U.S. GAAP, the Group elects to determine the total fair value of the share options by estimating the value of the option subject to graded vesting as a single award using an average expected life.

Under IFRSs, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting. Under IFRSs, the total fair value of the share options is required to be determined by estimating the value of each vesting tranche separately using a separate expected life.

(vii) Convertible senior notes

Under U.S. GAAP, the convertible debts are measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRSs, the convertible debts were designated as at fair value through profit or loss. The convertible debts were initially recognized at their fair value. Subsequent to initial recognition, changes in fair value of the convertible debts were generally recognized in the profit or loss, except for the portion of change in fair value attributable to changes in credit risk of the convertible debts, which is recognized in other comprehensive income (loss).

Under U.S. GAAP, the classification of the convertible debts as current or non-current is not affected by the holder’s option to convert the convertible debts into an equity instrument. Under the amendments to IAS 1 in 2024, the convertible debts are classified as current if the holder has an option to convert the host liability into the Group’s own equity instruments at any time before maturity, as the Group does not have the right to defer settlement for at least twelve months from the reporting date. The Group applied the amendments retrospectively as required by the amendments to IAS 1.